Exhibit 99.1

McAuliffe Financial, LLC

August 19, 2010

Mr. T. Rhett Evatt

President and Chief Executive Officer

Oconee Federal Savings and Loan Association

115 East North First Street

Seneca, SC 29678

Dear Mr Evatt:

This letter sets forth the agreement between Oconee Federal Savings and Loan Association, Seneca, South Carolina (the “Association”), and McAuliffe Financial, LLC. (“McAuliffe Financial”) for the independent appraisal services in connection with the stock to be issued concurrent with the mutual holding company reorganization and offering of stock. The specific appraisal services to be rendered by McAuliffe Financial are described below.

Description of Conversion Appraisal Services

Prior to preparing the valuation report, McAuliffe Financial will conduct a financial due diligence, including on-site interviews of senior management and reviews of financial and other documents and records, to gain insight into the Association’s operations, financial condition, profitability, market area, risks and various internal and external factors which impact the pro forma value of the Association.

McAuliffe Financial will prepare a written detailed valuation report of the Association that will be fully consistent with applicable regulatory guidelines and standard pro forma valuation practices. In this regard, the applicable regulatory guidelines are those set forth in the Office of Thrift Supervision’s (“OTS”) October 21, 1994 “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization,” which have been endorsed by the Federal Deposit Insurance Corporation (“FDIC”) and various state banking agencies.

The appraisal report will include an in-depth analysis of the Association’s financial condition and operating results, as well as an assessment of the Association’s interest rate risk, credit risk and liquidity risk. The appraisal report will describe the Association’s business strategies, market area, prospects for the future and the intended use of proceeds both in the short term and over the longer term. A peer group analysis relative to publicly-traded savings institutions will be conducted for the purpose of determining appropriate valuation adjustments relative to the group.

We will review pertinent sections of the applications and offering documents to obtain necessary data and information for the appraisal, including the impact of key deal elements on the appraised value, such as dividend policy, use of proceeds and reinvestment rate, tax rate, conversion expenses, characteristics of stock plans and charitable foundation contribution. The appraisal report will conclude with a midpoint

19457 Olson Avenue, Lake Oswego, OR 97034

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McAuliffe Financial, LLC

pro forma market value that will establish the range of value, and reflect the offering price per share determined by the Association’s Board of Directors. The appraisal report may be periodically updated prior to the commencement of the conversion offering and the appraisal is required to be updated just prior to the closing of the conversion offering.

McAuliffe Financial agrees to deliver the valuation appraisal and subsequent updates, in writing, to the Association at the above address in conjunction with the filing of the regulatory application. Subsequent updates will be filed promptly as certain events occur which would warrant the preparation and filing of such valuation updates. Further, McAuliffe Financial agrees to perform such other services as are necessary or required in connection with the regulatory review of the appraisal and respond to the regulatory comments, if any, regarding the valuation appraisal and subsequent updates.

Fee Structure and Payment Schedule

The Association agrees to pay McAuliffe Financial a fixed fee of $40,000 for preparation and delivery of the original appraisal report, plus reimbursable expenses. Payment of these fees shall be made according to the following schedule:

•	$5,000 upon execution of the letter of agreement engaging McAuliffe Financial’s appraisal services;

•	$35,000 upon delivery of the completed original appraisal report.

Additionally, the Association will pay $5,000 for each valuation update that may be required, provided that the transaction is not delayed for reasons described below.

The Association will reimburse McAuliffe Financial for out-of-pocket expenses incurred in preparation of the valuation. Such out-of-pocket expenses will likely include travel, printing, shipping, and data services. McAuliffe Financial will agree to limit reimbursable expenses to $5,000, subject to written authorization from the Association to exceed such level.

In the event the Association shall, for any reason, discontinue the proposed reorganization and offering prior to delivery of the completed documents set forth above and payment of the respective progress payment fees, the Association agrees to compensate McAuliffe Financial according to McAuliffe Financial’s standard billing rates for consulting services based on accumulated and verifiable time expenses, not to exceed the respective fee caps noted above, after giving full credit to the initial retainer fee. McAuliffe Financial’s standard billing rates range from $75 per hour for research associates to $350 per hour for managing directors.

If during the course of the proposed transaction, unforeseen events occur so as to materially change the nature or the work content of the services described in this contract, the terms of said contract shall be subject to renegotiation by the Association and McAuliffe Financial. Such unforeseen events shall include, but not be limited to, major changes in the conversion regulations, appraisal guidelines or processing procedures as

19457 Olson Avenue, Lake Oswego, OR 97034

503-638-9685

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McAuliffe Financial, LLC

they relate to appraisals, major changes in management or procedures, operating policies or philosophies, and excessive delays or suspension of processing of conversion applications by the regulators such that completion of the transaction requires the preparation by McAuliffe Financial of a new appraisal.

Representations and Warranties

The Association and McAuliffe Financial agree to the following:

1. The Association agrees to make available or to supply to McAuliffe Financial such information with respect to its business and financial condition as McAuliffe Financial may reasonably request in order to provide the aforesaid valuation. Such information heretofore or hereafter supplied or made available to McAuliffe Financial shall include: annual financial statements, periodic regulatory filings and material agreements, debt instruments, off balance sheet assets or liabilities, commitments and contingencies, unrealized gains or losses and corporate books and records. All information provided by the Association to McAuliffe Financial shall remain strictly confidential (unless such information is otherwise made available to the public), and if the mutual-to-stock conversion is not consummated or the services of McAuliffe Financial are terminated hereunder, McAuliffe Financial shall upon request promptly return to the Association the original and any copies of such information.

2. The Association hereby represents and warrants to McAuliffe Financial that any information provided to McAuliffe Financial does not and will not, to the best of the Association’s knowledge, at the times it is provided to McAuliffe Financial, contain any untrue statement of a material fact or fail to state a material fact necessary to make the statements therein not false or misleading in light of the circumstances under which they were made.

3. (a) The Association agrees that it will indemnify and hold harmless McAuliffe Financial, any affiliates of McAuliffe Financial, the respective directors, officers, agents, contractors and employees of McAuliffe Financial or their successors and assigns who act for or on behalf of McAuliffe Financial in connection with the services called for under this agreement (hereinafter referred to as “McAuliffe Financial”), from and against any and all losses, claims, damages and liabilities (including, but not limited to, all losses and expenses in connection with claims under the federal securities laws) attributable to (i) any untrue statement or alleged untrue statement of a material fact contained in the financial statements or other information furnished or otherwise provided by the Association to McAuliffe Financial, either orally or in writing; (ii) the omission or alleged omission of a material fact from the financial statements or other information furnished or otherwise made available by the Association to McAuliffe Financial; or (iii) any action or omission to act by the Association, or the Association’s respective officers, Directors, employees or agents which action or omission is willful or negligent. The Association will be under no obligation to indemnify McAuliffe Financial hereunder if a court determines that McAuliffe Financial was negligent or acted in bad faith with respect to any actions or omissions of McAuliffe Financial related to a matter for which indemnification is sought hereunder. Any time devoted by employees of

19457 Olson Avenue, Lake Oswego, OR 97034

503-638-9685

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McAuliffe Financial, LLC

McAuliffe Financial to situations for which indemnification is provided hereunder, shall be an indemnifiable cost payable by the Association at the normal hourly professional rate chargeable by such employee.

(b) McAuliffe Financial shall give written notice to the Association of such claim or facts within thirty days of the assertion of any claim or discovery of material facts upon which McAuliffe Financial intends to base a claim for indemnification hereunder. In the event the Association elects, within ten business days of the receipt of the original notice thereof, to contest such claim by written notice to McAuliffe Financial, McAuliffe Financial will be entitled to be paid any amounts payable by the Association hereunder within five days after the final determination of such contest either by written acknowledgement of the Association or a final judgment (including all appeals therefrom) of a court of competent jurisdiction. If the Association does not so elect, McAuliffe Financial shall be paid promptly and in any event within thirty days after receipt by the Association of the notice of the claim.

(c) The Association shall pay for or reimburse the reasonable expenses, including attorneys’ fees, incurred by McAuliffe Financial in advance of the final disposition of any proceeding within thirty days of the receipt of such request if McAuliffe Financial furnishes the Association: (1) a written statement of McAuliffe Financial’s good faith belief that it is entitled to indemnification hereunder; and (2) a written undertaking to repay the advance if it ultimately is determined in a final adjudication of such proceeding that it or he is not entitled to such indemnification. The Association may assume the defense of any claim (as to which notice is given in accordance with 3(b)) with counsel reasonably satisfactory to McAuliffe Financial, and after notice from the Association to McAuliffe Financial of its election to assume the defense thereof, the Association will not be liable to McAuliffe Financial for any legal or other expenses subsequently incurred by McAuliffe Financial (other than reasonable costs of investigation and assistance in discovery and document production matters). Notwithstanding the foregoing, McAuliffe Financial shall have the right to employ their own counsel in any action or proceeding if McAuliffe Financial shall have concluded that a conflict of interest exists between the Association and McAuliffe Financial which would materially impact the effective representation of McAuliffe Financial. In the event that McAuliffe Financial concludes that a conflict of interest exists, McAuliffe Financial shall have the right to select counsel reasonably satisfactory to the Association which will represent McAuliffe Financial in any such action or proceeding and the Association shall reimburse McAuliffe Financial for the reasonable legal fees and expenses of such counsel and other expenses reasonably incurred by McAuliffe Financial. In no event shall the Association be liable for the fees and expenses of more than one counsel, separate from its own counsel, for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same allegations or circumstances. The Association will not be liable under the foregoing indemnification provision in respect of any compromise or settlement of any action or proceeding made without its consent, which consent shall not be unreasonably withheld.

(d) In the event the Association does not pay any indemnified loss or make advance reimbursements of expenses in accordance with the terms of this agreement, McAuliffe Financial shall have all remedies available at law or in equity to enforce such obligation.

19457 Olson Avenue, Lake Oswego, OR 97034

503-638-9685

www.McAuliffefinancial.com

McAuliffe Financial, LLC

It is understood that, in connection with McAuliffe Financial’s above-mentioned engagement, McAuliffe Financial may also be engaged to act for the Association in one or more additional capacities, and that the terms of the original engagement may be incorporated by reference in one or more separate agreements. The provisions of Paragraph 3 herein shall apply to the original engagement, any such additional engagement, any modification of the original engagement or such additional engagement and shall remain in full force and effect following the completion or termination of McAuliffe Financial’s engagement(s). This agreement constitutes the entire understanding of the Association and McAuliffe Financial concerning the subject matter addressed herein, and such contract shall be governed and construed in accordance with the laws of the State of Oregon. This agreement may not be modified, supplemented or amended except by written agreement executed by both parties.

The Association and McAuliffe Financial are not affiliated, and neither the Association nor McAuliffe Financial has an economic interest in, or is held in common with, the other and has not derived a significant portion of its gross revenues, receipts or net income for any period from transactions with the other.

* * * * * * * * * * *

Please acknowledge your agreement to the foregoing by signing as indicated below and returning to McAuliffe Financial a signed and dated copy of this letter, together with the initial retainer fee of $5,000.

Sincerely,

/s/
J. Kevin McAuliffe President

Agreed To and Accepted By:	/s/ T. Rhett Evatt
T. Rhett Evatt President & Chief Executive Officer

Upon Authorization by the Board of Directors For: Oconee Federal Savings and Loan Association

19457 Olson Avenue, Lake Oswego, OR 97034

503-638-9685

www.McAuliffefinancial.com